VIA EDGAR

August 29, 2025

Division of Corporation Finance

Office of Crypto Assets
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	21Shares Solana ETF
Registration Statement on Form S-1
Filed July 30, 2025
File No. 333-280557

To Whom it May Concern:

On behalf of 21Shares Solana ETF (the “Trust”), submitted herewith via the EDGAR system are the Trust’s responses to the comments of the staff of the Office of Crypto Assets of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that the Staff provided in correspondence dated August 15, 2025 with respect to the Trust’s registration statement on Form S-1, as amended (the “Registration Statement”), filed on July 30, 2025.

For your convenience, we have restated your comments below followed by our responses. Capitalized terms used but not defined in this letter have the meaning given to them in Amendment No. 3 to the Registration Statement filed by the Company on the date hereof (such registration statement being referred to herein as the “Pre-Effective Amendment”). We have incorporated any changes referenced below into the Pre-Effective Amendment.

Comment 1: General: Please revise your disclosure to clarify if the Trust plans to stake its SOL when the product launches. In addition, and if so, please revise to:

a.	Provide a materially complete description of your planned staking program, policies and procedures;

b.	Disclose the percentage of the Trust's SOL to be staked;

c.	Include the material terms of any agreements with Staking Providers and summarize the responsibilities and duties of the Staking Providers. Refer to Item 601(b)(10) of Regulation S-K and file your material agreement(s) with Staking Providers as an exhibit to your registration statement;

d.	Disclose how and when rewards from staking will be shared, distributed, or added to the assets of the Trust and how this will work; and

e.	Disclose any policies with respect to the use of proceeds from staking rewards and quantify the portion of staking rewards that all involved parties will receive.

Please also confirm your understanding that we may have additional comments upon review of a materially complete description of your staking program. In addition, to the extent your liquidity risk policies and procedures for your staking program are intended to be consistent with the exchange's proposed generic listing standards, please revise your disclosure accordingly.

Response: With respect to the Staff’s comment, the Trust has revised disclosure on pages 5 and 97 of the Pre-Effective Amendment. The Trust confirms its understanding that the Staff may have additional comments upon review of a materially complete description of the Trust’s staking program.

Comment 2: General: We note your disclosure that the Sponsor may "seek to utilize alternative means to engage in Staking Activities." Please revise to disclose the "alternative means" to which you are referring in addition to liquid staking tokens.

Response: With respect to the Staff’s comment, the Trust has revised disclosure on the cover page of the prospectus included in the Pre-Effective Amendment in addition to pages 1 and 3 thereof.

Comment 3: Prospectus Summary: The Staking Services Provider, page 8: We note your disclosure that the Sponsor plans to engage one or more third party Staking Services Providers. To the extent the Trust engages additional Staking Services Providers, please revise to discuss the factors that will be used to determine how much SOL to allocate among multiple Staking Services Providers.

Response: With respect to the Staff’s comment, the Trust has revised disclosure on the cover page of the prospectus included in the Pre-Effective Amendment in addition to pages 1 and 3 thereof.

Comment 4: The Trust and SOL Prices: Overview of the Trust, page 80: We note your disclosure that staked SOL is temporarily locked and inaccessible during the bonding and unbonding periods. Please revise to disclose with specificity the bonding and unbonding periods associated with staking SOL, discuss how they affect liquidity and disclose the material terms of any policies and procedures you have in place to manage liquidity and maintain effective arbitrage in light of any staking program you undertake.

Response: With respect to the Staff’s comment, the Trust has revised disclosure on page 28 of the Pre-Effective Amendment.

Comment 5: Custody of the Trust's Assets, page 92: We note your statement here and on page 8 that the Custodian will keep a "substantial portion" of the private keys associated with the Trust’s SOL in “cold storage” or similarly secure technology. We also note your disclosure on page 8 that "[a]ll of the Trust’s assets and private keys will be held in cold storage of the SOL Custodian on an ongoing basis." Please revise for consistency.

Response: With respect to the Staff’s comment, the Trust has revised disclosure on pages 11 and 94 of the Pre-Effective Amendment.

Comment 6: United States Federal Income Tax Consequences, page 121: We note that your discussion of tax consequences is based on the assumption that the Trust will be treated as a grantor trust for U.S. federal income tax purposes. Please revise to provide an opinion as to the tax consequences and describe the reasons for and level of any uncertainty associated with grantor trust status.

Response: With respect to the Staff’s comment, the Trust has revised disclosure on page 125 of the Pre-Effective Amendment.

Comment 7: United States Federal Income Tax Consequences, page 121: Please revise this section and your risk factors to address the tax consequences of the Trust's staking program.

Response: With respect to the Staff’s comment, the Trust has revised disclosure on page 125 of the Pre-Effective Amendment. The Trust respectfully advises the Staff that there is an existing risk factor titled “[t]he treatment of staking in a grantor trust for U.S. federal income tax purposes is still developing” on page 74 of the Registration Statement that addresses the tax consequences of the Trust’s staking program.

Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at 212-698-3526.

Sincerely,

/s/ Allison M. Fumai
Allison M. Fumai, Esq.
Dechert LLP

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